February 8, 2019

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On December 10, 2018, the Registrant, on behalf of its series, the HCM Dividend Sector Plus Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) that is effective as of today. In a telephone conversation on January 30, 2019, you provided comments to the Registration Statement and Thompson Hine LLP (“Thompson Hine”) responded on the Registrant’s behalf on February 6, 2019 (“Response Letter”). Today, Andrew Davalla of Thompson Hine, you and I discussed a follow-up comment to the Registration Statement. Below, please find a summary of our discussion.

Prospectus

Principal Investment Strategies

Comment 4-1: The Staff disagrees with the Registrant’s position as stated in the Response Letter that Rule 35d-1(a)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), does not require the Fund to adopt a fundamental policy to invest at least 80% of its assets in dividend paying securities, and notes that other funds with “dividend” in the name have adopted such a policy.

Response: After careful consideration of the Staff’s comment, the Registrant respectfully maintains its position that Rule 35d-1 does not require the Fund to adopt a policy to invest at least 80% of its assets in dividend paying securities. The Registrant believes that the term “dividend” is similar to the term “income” and notes the Staff clearly stated in its Frequently Asked Questions release regarding Rule 35d-1 that the term “income” would not subject a fund to the rule. The Registrant disagrees that other funds’ adoption of an 80% policy is indicative of a requirement under the Rule. Moreover, the Registrant is unaware of any publicly available Staff interpretive guidance that such a

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Alberto Zapata

February 8, 2019

policy of funds that include the term “dividend” in their name. The Registrant further contends that testing for compliance with and enforcement of such a policy would be impractical and inaccurate because dividends are paid by companies, not securities. Accordingly, the Fund does not adopt an 80% investment policy in dividend paying securities pursuant to Rule 35d-1.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser